Exhibit 99.9

[LETTERHEAD OF KEYBANC CAPITAL MARKETS INC.]

CONFIDENTIAL

March 6, 2018

Board of Directors

Altra Industrial Motion Corp.

300 Granite Street Suite 201

Braintree, MA 02184

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to Altra Industrial Motion Corp. (the “Company”), of the Consideration (as defined below) to be paid to Fortive Corporation (“Fortive”) and its stockholders pursuant to (a) an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) to be entered into by and among the Company, McHale Acquisition Corp., a wholly owned subsidiary of the Company (“Merger Sub”), Fortive and Stevens Holding Company, Inc., a wholly owned subsidiary of Fortive (“Newco”), and (b) a Separation and Distribution Agreement (the “Separation Agreement” and, together with the Merger Agreement, the “Transaction Agreements”) to be entered into by and among the Company, Fortive and Newco. As more fully described in the Merger Agreement, Merger Sub will be merged with and into Newco, following which Newco will be a wholly owned subsidiary of the Company (the “Merger”). Pursuant to the Merger, the stockholders of Fortive will receive, in the aggregate, 35,000,000 shares of the Common Stock of the Company, $0.001 par value per share (“Company Common Stock”) (the “Equity Consideration”), in exchange for the shares of the Common Stock of Newco, par value $[0.01] per share (“Newco Common Stock”), held by the stockholders of Fortive immediately prior to the Merger.

The Separation Agreement contemplates that, among other things, (a) prior to the consummation of the Merger, certain assets and liabilities of Fortive that relate to the A&S Business (as defined in the Merger Agreement, the “A&S Business”) will be assigned, transferred, conveyed and delivered to Newco (the “Newco Transfer”) in exchange for (i) Fortive’s receipt of a number of additional shares of Newco Common Stock (the “Additional Newco Shares”) such that the number of shares of Newco Common Stock then outstanding shall be equal to the number of shares of Newco Common Stock necessary to effect the Distribution (as defined below), (ii) Fortive’s receipt of debt securities representing certain indebtedness of Newco (the “Newco Securities”), and (iii) a cash dividend in the aggregate amount of approximately $175 million payable to Fortive (the “Fortive Dividend” and, together with the Additional Newco Shares and the Newco Securities, the “Transfer Consideration”), and (b) following the Newco Transfer and the delivery of the Transfer Consideration, Fortive will (i) distribute all of the outstanding shares of Newco Common Stock by way of an offer to exchange (an “Exchange Offer”) for shares of the Common Stock of Fortive, par value $0.01 per share (“Fortive Common Stock”), or a pro rata distribution to the holders of Fortive

Common Stock (a “Spin-Off”), or a combination of an Exchange Offer and a Spin-Off (whether through an Exchange Offer, a Spin-Off or a combination thereof, the “Distribution”) and (ii) transfer the Newco Securities to certain persons in exchange for certain debt obligations of Fortive (the “Debt Exchange”). The Merger Agreement also contemplates that, immediately prior to the consummation of the Merger, certain subsidiaries of Fortive will sell certain assets of the A&S Business and equity interests in certain subsidiaries of Fortive directly to certain subsidiaries of the Company (the “Direct Sales”), in exchange for a cash payment (the “Direct Sales Purchase Price”). For purposes of this opinion, we have assumed that the Fortive Dividend, the Newco Securities and the Direct Sales Purchase Price will be paid in the form of cash and cash equivalents in an aggregate amount of $1.4 billion (the “Cash Consideration”). The Equity Consideration and the Cash Consideration are collectively referred to herein as the “Consideration.” The Newco Transfer, the delivery of the Transfer Consideration, the Distribution, the Debt Exchange, the Direct Sales, the related financings, debt incurrences and other transactions contemplated by the Transaction Agreements, are collectively referred to herein as the “Related Transactions,” and the Merger and the Related Transactions are collectively referred to herein as the “Transaction.” The terms and conditions of the Transaction are more fully set forth in the Transaction Agreements.

KeyBanc Capital Markets Inc. (“KBCM”), as part of its investment banking business, is customarily engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

In connection with rendering this opinion, we have reviewed and analyzed, among other things, the following: (i) drafts, dated March 4, 2018, of the Transaction Agreements, which we understand to be in substantially final form; (ii) certain financial and operational information supplied to us by the Company directly and via an online data room; (iii) certain publicly available historical financial statements and other business and financial information of the Company, Fortive and the A&S Business; (iv) certain other internal information, primarily financial in nature, including projections, concerning the business and operations of the Company, Fortive and the A&S Business furnished to us by the Company for purposes of our analysis; (v) certain publicly available information concerning the trading of, and the trading market for, Company Common Stock and Fortive Common Stock; (vi) information regarding estimated synergies and integration expenses that Company management expects will result from the Transaction; (vii) certain publicly available information with respect to certain other publicly traded companies that we believe to be comparable to the Company and the A&S Business and the trading markets for certain of such other companies’ securities; and (viii) certain publicly available information concerning the nature and terms of certain other transactions that we consider relevant to our inquiry. We have also met with certain officers and employees of the Company to discuss the business, financial condition, operations and prospects of the Company and the A&S Business, certain aspects related to the Transaction (including strategic, financial and operational benefits anticipated from the Transaction), as well as other matters we believed relevant to our inquiry. We have also performed such other financial studies and analyses and considered such other data and information as we deemed appropriate.

In our review and analysis and in arriving at our opinion, we have assumed and relied upon the accuracy and completeness of all of the financial and other information provided to or otherwise reviewed by or discussed with us or publicly available and have further relied upon the assurances of the management of the Company that they are not aware of any facts or circumstances that would make such information inaccurate or misleading in any material respect. We have also assumed that the representations and warranties of the Company, Merger Sub, Fortive and Newco contained in the Transaction Agreements are and will be true and correct in all respects material to our analysis. We have not been engaged to, and have not independently attempted to, verify any of such information or its accuracy or completeness. We have also relied upon the management of the Company as to the reasonableness and achievability of the financial and operating projections and expected synergies (and the assumptions and bases therefor) provided to us and, with your consent, we have assumed that such projections were reasonably prepared on bases that reflect the best currently available estimates and judgments of the management of the Company of the future financial performance of the Company and the A&S Business and other matters covered thereby. We have not been engaged to assess the reasonableness or achievability of such projections and expected synergies or the assumptions on which they were based, and we express no view as to such projections, expected synergies or assumptions. In addition, we have not conducted a physical inspection, valuation or appraisal of any of the assets (including properties or facilities) or liabilities of the Company, Fortive or the A&S Business nor have we been furnished with any such inspection, valuation or appraisal. As you are aware, we did not have access to, and did not meet with, the management of the A&S Business. Accordingly, with your consent, we have relied upon the accuracy and completeness of the financial and other information regarding the A&S Business provided to us by the Company. We are also not expressing any view or opinion with respect to, and, at your direction, we have relied upon, the assessments of representatives of the Company regarding legal, regulatory, accounting, tax and similar matters relating to the Company or the Transaction, as to which matters we understand that the Company obtained such advice as it deemed necessary from qualified advisors and professionals. We have also assumed that all governmental, regulatory or other consents, releases and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or the Transaction that would be meaningful to our analysis.

We have not been asked to, nor do we, offer any opinion as to the material terms of the Transaction Agreements or the form of the Transaction (other than the Consideration to the extent expressly specified herein). In rendering our opinion, we have assumed, with your consent, that the final executed Transaction Agreements will not differ in any material respect from the drafts that we have examined, and that the conditions to the Transaction as set forth in the Transaction Agreements will be satisfied and that the Transaction will be consummated on a timely basis on the terms set forth in the Transaction Agreements without waiver, modification or amendment of any term or condition that would be meaningful to our analysis. We have not formally solicited, nor were we asked to solicit, third party interest in a transaction involving the Company.

It should be noted that this opinion is based on economic and market conditions and other circumstances existing on, and information made available to us as of, the date hereof and does not address any matters subsequent to such date.    In addition, our opinion is, in any event, limited to the fairness, as of the date hereof, from a financial point of view, to the Company, of the Consideration to be paid to Fortive and its stockholders pursuant to the Transaction Agreements and does not address the Company’s underlying business decision to engage in the Transaction or any other terms of the Transaction or the fairness of the Transaction, or any consideration paid in connection therewith, to creditors or other constituencies of the Company. In addition, we do not express any opinion as to the fairness of the Transaction or the amount or the nature of the compensation now paid or to be paid to any of the directors, officers or employees of the Company, or class of such persons, relative to the consideration to be paid to public shareholders of the Company. We have not evaluated nor do we express any opinion on the solvency or viability of the Company, Fortive or their respective affiliates or the ability of the Company, Fortive or their respective affiliates to pay their respective obligations when they come due. It should be noted that although subsequent developments may affect this opinion, we do not have any obligation to update, revise or reaffirm our opinion. This opinion has been approved by a fairness committee of KBCM.

We will receive a fee in connection with the delivery of this opinion. In addition, the Company has agreed to reimburse us for certain expenses and to indemnify us under certain circumstances for certain liabilities that may arise out of our engagement. We have in the past provided investment banking services to the Company for which we have received customary compensation. In October 2015, we served as the Joint Lead Arranger and Joint Bookrunner for the Company’s $350 million Senior Secured Credit Facilities. These credit facilities were subsequently amended and increased to $425 million in October 2016, in support of the Company’s acquisition of Stromag, and our commitment was correspondingly increased to $71.5 million. We also provide equity research coverage in the Company’s stock. Except as described above, during the two years preceding the date of this letter, neither we nor our affiliates have had any other material financial advisory or other material commercial or investment banking relationships with the Company or Fortive. In the ordinary course of our businesses, we and our affiliates, employees of us and our affiliates, and funds or other entities that such persons manage or invest in or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, Fortive, any of their respective affiliates and third parties, or any currency or commodity that may be involved in the Transaction, in each case for our own account or for the accounts of customers. We may in the future provide financial advisory and/or underwriting services to the Company and its affiliates and to Fortive and its affiliates for which we may receive compensation.

It is understood that this opinion was prepared for use of the Board of Directors of the Company in connection with and for the purpose of its evaluation of the proposed Transaction. Our opinion does not constitute a recommendation to any stockholder of the Company as to how such stockholder should vote with respect to the Transaction or any other matter.

Based upon and subject to the foregoing, it is our opinion that as of the date hereof, the Consideration to be paid to Fortive and its stockholders pursuant to the Transaction Agreements is fair, from a financial point of view, to the Company.

Very truly yours,

/s/ KeyBanc Capital Markets Inc.

KEYBANC CAPITAL MARKETS INC.